By Edgar
Securities and Exchange Commission
Division of Corporation Finance
Attention: Kate Tillan
100 F Street, N.E.
Washington, D.C. 20549
March 2, 2010

Re:	Infineon Technologies AG Comments on Form 20-F for the fiscal year ended September 30, 2009 (the “2009 Annual Report”)
Ladies and Gentlemen:
We refer to your comment letter addressed to Infineon Technologies AG (“Infineon”) dated February 24, 2010.
Infineon hereby acknowledges that :
•	Infineon is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Infineon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like to discuss the foregoing, please contact either of us.
Very truly yours,
Infineon Technologies AG

By: /s/ Dr. Cornelius Simons
Dr. Cornelius Simons
Corporate Counsel

By: /s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Counsel

cc:	Securities and Exchange Commission Andri Boerman Jeff Jaramillo

Infineon Technologies AG: Marco Schröter Michael von Eickstedt Rudolf von Moreau

KPMG AG: Warren Marine

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